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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 March 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

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Explanatory note

This report of Form 6-K contains

ABN AMRO Bank N.V., BNP Paribas, HSBC Bank plc and The Royal Bank of Scotland plc (the Mandated Lead Arrangers and Bookrunners) complete € 1 billion Multicurrency Revolving Credit Facility for TPG N.V.,

10 March 2005.

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10 March 2005

ABN AMRO Bank N.V., BNP Paribas, HSBC Bank plc and The Royal Bank of Scotland plc (the Mandated Lead Arrangers and Bookrunners) complete € 1 billion Multicurrency Revolving Credit Facility for TPG N.V.

TPG N.V. is pleased to announce the successful completion of a seven-year € 1 billion Multicurrency Revolving Credit Facility. The facility replaces the company's existing € 600 million facility signed October 2003. It will be used as liquidity backup for TPG's Euro commercial paper programme and for general funding purposes.

The following banks also joined the transaction as Mandated Lead Arrangers, participating for €100 million each: Citigroup, Commonwealth Bank of Australia, Deutsche Bank Luxembourg S.A., ING Bank N.V., JP Morgan Chase Bank N.A. and UniCredito Italiano-New York Branch.

With its two brands TNT and Royal TPG Post, TPG N.V. is a global provider of mail, express and logistics services. The group employs over 162,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

Further information about TPG can be obtained from www.tpg.com.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 16 March 2005